Exhibit 99.2
Conference Call Transcript XXIA — Ixia to Acquire Catapult Communications Event Date/Time: May 12, 2009 / 12:30PM GMT

CORPORATE PARTICIPANTS
Tom Miller
Ixia — CFO
Atul Bhatnagar
Ixia — President & CEO
CONFERENCE CALL PARTICIPANTS
Ajit Pai
Thomas Weisel — Analyst
Matt Robison
Wedbush Morgan Securities — Analyst
Samuel Wilson
JMP Securities — Analyst
PRESENTATION

Operator
Good morning, ladies and gentlemen, and welcome to Ixia’s conference call. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session. Please note that this conference is being recorded.
I will now turn the call over to Mr. Tom Miller, Ixia’s Chief Financial Officer. Mr. Miller, you may begin.

Tom Miller Ixia — CFO
Thank you, operator. Good morning, everyone, and thank you for joining us today on Ixia’s conference call. With us today is Atul Bhatnagar, Ixia’s president and CEO. The primary purpose of today’s call is to provide information on Ixia’s plans to purchase Catapult Communications, which we announced after the close of the market on Monday. Today’s call will focus specifically on this announcement and we will not be discussing any other topics, including the quarterly performance of either company.
Before we get started let me remind you that this call is being recorded. The replay will be available shortly after the conclusion of today’s call and will remain available for at least 90 days. I also need to read the following legal statement.
This conference call is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Catapult common stock will only be pursuant to an offer to purchase, letter of transmittal, and related materials that Ixia intends to file with the SEC. Catapult intends to file with the SEC and mail to stockholders a tender offer solicitation recommendation statement on Schedule 14D-9 in connection with the tender offer.
When the materials are available stockholders of Catapult should read those materials carefully because they will contain important information including the terms and conditions of the tender offer. Free copies of the material, which will be filed by Ixia and Catapult, will be available at the SEC’s website at www.sec.gov, or with respect to Ixia materials at www.ixiacom.com and also will be available without charge by directing requests to Ixia. With respect to Catapult materials at www.catapult.com and also will be available without charge by directing requests to Catapult.
Stockholders are urged to read carefully those materials when they become available prior to making any decisions with respect to the offer. The offer, which is expected to commence within the next 10 business days, and the second-step merger will be subject to certain conditions including regulatory approvals. The Board of Directors of Catapult has unanimously recommended that stockholders of Catapult accept the offer and Dick Karp and Nancy Karp have entered into a support agreement to tender their shares which represent approximately 37% of outstanding shares.

During this call management of Ixia may make forward-looking statements that involve risks and uncertainties and assumptions. If these prove incorrect Ixia results could differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements including, without limitation, statements regarding the potential acquisition of Catapult, the expected benefits and costs of the transaction, management’s plans relating to the transaction, the expected timing of the completion of the transaction, the ability to complete the transaction considering the various closing conditions, and any statements of the plans, strategies, and objectives of management for future operations.
Risks, uncertainties, and assumptions include the possibility that expected benefits or synergies may not materialize as expected, that the transaction may not be completed in a timely fashion if at all, that prior to the completion of the transaction Catapult’s business may not perform as expected due to transaction-related uncertainty or other factors, that the parties are unable to successfully implement implementation strategies — excuse me, integration strategies, and other risks that are described from time to time in Ixia’s and Catapult’s SEC reports.
Ixia assumes no responsibility to update these forward-looking statements. With that said I would like to turn the call over to Atul.

Atul Bhatnagar — Ixia — President & CEO
Thanks, Tom. Good morning, everyone, and thank you for joining us on such a short notice. This is clearly a very exciting day for Ixia and Catapult Communications, and in particular it is an exciting day for employees, customers, and investors of the two companies.
I will keep my prepared remarks brief. We look forward to sharing additional details with you in the near future. As you hopefully read in our press release, Ixia signed a definitive agreement to acquire Catapult Communications for $9.25 per share in cash for a total purchase price of approximately $105 million or $63 million net of Catapult’s cash on hand.
Ixia and Catapult represent a compelling strategic combination. Ixia is a leader in converged IP performance testing and Catapult is a leader in 3G, 4G, and LTE wireless testing. This combination will lead to the creation of a seamless solution that will test from Layer 2 through Layer 7, from the wired core of the Internet to the wireless edge.
But before I get into these details I would like to give you a little background on Ixia and our current markets and products and discuss how Ixia and the industry have been evolving. That will make it easier to understand how Catapult fits into our strategic plan and extends our reach beyond the wireline network and into the converged wired and wireless world that is rapidly becoming a dominant reality in our daily life.
Ixia has always been focused on IP and Ethernet test technologies. Our earliest products focus on Layer 2-3 switching and routing. As Internet usage evolved users started requesting more advanced Internet services such as voice over IP, streaming video, Web conferencing, and other bandwidth-intensive applications. This evolution of Internet usage in turn required our customers the network equipment manufacturers and service providers to develop higher bandwidth, more sophisticated devices and networks.
To meet our customer needs we developed products, both hardware and software, that could generate realistic traffic that simulated real-world users and traffic in order to enable our customers to test their advanced devices and networks and the sophisticated applications that run over them.
Looking quickly at Ixia’s products, from a hardware perspective we are the leader in 1 Gb and 10 Gb Ethernet test solutions and we are the only company in the world that is currently shipping a 100 Gb Ethernet test solution.
From a software perspective we have two core offerings, IxNetwork and IxLoad. IxNetwork can test the numerous routing protocols that operate at the core of the edge of the Internet. IxLoad is used for testing performance of the network that runs converged voice, video, and data applications. IxLoad can emulate millions of virtual Internet users and generate streams of packets that accurately mimic real-world traffic.
But just as we have seen the convergence of Internet and communications applications onto IP over Ethernet platforms, we have also witnessed a convergence of wired and wireless networks. Users are demanding applications that blur the line between fixed and mobile devices. They want real-time, always-on access to their data, communications, and entertainment on a multiple of devices.
Ixia’s product expertise has always been in wireline testing. While we have started to develop wireless test capabilities organically, these in-house efforts are in early stages. Wireless expertise needs to be higher, new protocols need to be learned, and new products need to be architected and developed. Once products are developed and ready for sale new distribution channels need to be established.

This all takes time and is full of execution and time to market risks. As a result of these challenges Ixia has not been able to participate fully in the large and fast-growing wireless segment of the market. The acquisition of Catapult changes all of this. Catapult has long been a leader in wireless testing and with this acquisition we expect that Ixia will immediately become a leader in advanced wireless network testing.
Catapult brings to Ixia almost 25 years of experience in wireless markets and a wealth of wireless protocol test capabilities including 2G, 3G, 4G, and LTE test tools. They also have WiMAX, voice over IP, SS7, GPRS, IMS, and other protocol capabilities. They have a recognized brand name, an established international distribution channel, market leadership, and a skilled product development team. We believe this acquisition puts Ixia’s wireless efforts into overdrive and takes Ixia to a leadership role in wireless as well.
To give you a better idea of how this acquisition is expected to benefit Ixia I want to discuss some important wireless market trends, how Ixia’s and Catapult’s products will complement one another, and touch on some of the many synergies including opportunities for cost savings that will arise from this transaction.
As I discussed, Internet services and applications are converging to an IP over Ethernet platform and wired and wireless networks are converging into a single seamless network. The next technology platform for mobile radio communications will be LTE. Catapult is a leader in LTE testing and has already sold and delivered millions of dollars of LTE products. This LTE testing cycle is just starting up and is expected to grow over the next several years.
Most major telecom equipment manufacturers are in full swing on LTE product development including such companies as Nokia Siemens, Alcatel, Ericsson, NEC, Cisco, Motorola, Huawei, and ZTE. Wireless service providers are also announcing plans to adopt LTE, including such companies as NTT and Verizon. This acquisition should put Ixia in the sweet spot for the next generation of wireless communication.
One of the really exciting aspects of this acquisition is that Ixia will be able to combine its IP expertise with Catapult’s wireless expertise to deliver a seamless end-to-end solution to test from the Internet’s wired core to the wireless edge. Ixia’s IxLoad product can already generate realistic traffic that emulates real users. Running this traffic over Catapult’s wireless products will give equipment manufacturers and service providers powerful new tools to assess the performance of the new wireless devices and services in a real-world network.
In addition to a deep and strong wireless product line up and the LTE leadership position, Catapult brings Ixia a well-developed international sales channel for wireless products with a strong presence in Japan, China, India, and Europe as well as in the Americas. They have cultivated a valuable brand name over the last two decades. When added to the existing Ixia distribution channel the combined company will have an international reach involving all of the major international telecommunications equipment manufacturers and service providers.
And these new customer contacts will provide Ixia with a valuable cross-selling opportunity. In addition to providing an opportunity to sell IxLoad to run over wireless networks there is real opportunity to sell wireless customers products to test their backhaul and integration into the wired IP core network.
We also expect to achieve cost synergies from this transaction. We estimate that we will be able to realize $3 million to $5 million in operating expense synergies annually. These savings include eliminating redundant public company costs, such as audits, Board, and legal fees.
We also expect to realize savings by leveraging Ixia’s administrative functions such as accounting, IT, and human resources throughout the combined company. There are also savings to be had by combining facilities including sales offices and distribution centers.
We expect to realize many of these cost savings in the first few months of combined operations after closing the acquisition. As a result we expect that the acquisition will begin to be accretive to non-GAAP earnings by the fourth quarter of 2009 assuming closing occurs during the third quarter.
To summarize, we see IP, Ethernet, and LTE driving next-generation wireless networks. Combining Ixia’s robust real-world IP traffic generation with Catapult’s wireless platform will produce scalable and resilient tools for utility-grade performance testing for telecom equipment manufacturers and service providers. As voice, video, and data traffic converge and the wired and wireless networks converge, customers want unified tools that meet all of the needs in one seamless solution.
Our proposed acquisition of Catapult should put Ixia at the forefront of the conversion and give Ixia the tools to build an industry-leading solution. We believe the cultures of the two companies are well matched and geared to innovation. Finally, with a transaction that we expect to be accretive to non-GAAP earnings within a few quarters we believe that Ixia will be ready to meet the challenges and opportunities of this converged wireless communications world.
Dawn, you may now open it up for questions.
QUESTION AND ANSWER

Operator
(Operator Instructions) Samuel Wilson, JMP Securities.
I will go on to the next person. Ajit Pai, Thomas Weisel.

Ajit Pai — Thomas Weisel — Analyst
Good morning. A couple of quick questions, I think the first one is just looking at the mix of business that you folks have had traditionally I think you are trying to build the carrier side of things and that is where the greater potential was and the customers were less price sensitive than on the equipment side.
With Catapult, while they do have some carriers as customers, could you give us some indication as to what they are as a percentage of revenue and whether the same kind of strategy of being able to penetrate them is the way they are thinking about things?

Atul Bhatnagar — Ixia — President & CEO
Ajit, good morning. So Tom can give the exact numbers, but overall my sense is the life cycle works in this way. Every new technology evolution the equipment makers are the first major buyers because most of the carriers pretty much depend on them for deployment testing. Really advanced carriers like Verizon, AT&T, NTT, these type of large carriers, they have their own lab, but most of the carriers are increasingly depending on telecom equipment manufacturers.
So I think the first phase of LTE and the 4G deployment I would say the carrier part probably would be a little smaller compared to the telecom equipment manufacturers. But as the deployment rolls — after a year and a half or so the carriers will start to deploy a lot more sophisticated, interactive, real-time applications and they will also start to do capacity planning.
Capacity planning is one of the biggest challenges for carriers, especially as video, audio, voice, and a lot of data applications are now going over the network. They have — they need the tools to predict what kind of usage, what kind of load will be delivered on the network.
So I would say you will see two phases. In the second phase you will see a lot more service providers and the phenomenon will be very global. It will start probably in Asia and Europe and then probably come to North America. I will pass it to Tom.

Tom Miller — Ixia — CFO
Ajit, we don’t have the exact numbers historically but you are right that 60%-plus of the business is the equipment makers. We think that a larger percentage of their business is carriers than we might see and we should be able to grow that over time and take advantage of some of the synergies and growth as Atul was saying. But it is predominantly a NEMs business. Less enterprise and government than Ixia would have though, so there is a decent percentage of carrier of business.

Ajit Pai — Thomas Weisel — Analyst
Got it. And then the second question would be just in terms of how closely the two companies can work before the acquisition is closed?

Atul Bhatnagar — Ixia — President & CEO
Overall, before the acquisition closes I think we will have lots of individual meetings, get to know the team, get to know the products but by law we cannot really entangle too much in the next maybe few months. But we will absolutely start to build the strategy and plan, integration plan. It’s already in motion, but we are very aware of what we can and cannot do.

Ajit Pai — Thomas Weisel — Analyst
And do you have any business cooperation plans already co-selling, have your teams ever participated together at the same customer to try and sell equipment?

Atul Bhatnagar — Ixia — President & CEO
No. We actually have not and even during this time before the closing I think we can do very limited things there. So I think overall you will probably see lots and lots of planning and then when the closing happens we will open the floodgates.

Ajit Pai — Thomas Weisel — Analyst
Got it. I will get back in queue.

Operator
Matt Robison, Wedbush Morgan Securities.

Matt Robison — Wedbush Morgan Securities — Analyst
Good morning. For those of us that haven’t been covering Catapult — I guess that is pretty much everybody, but some may be more familiar than others. Can you give a little color on the progress the Company has made? They started making some money a couple, a few quarters ago and it looks like they had a pretty strong March quarter. How you think that might be sustained, implications? There has been quite a swing there.

Tom Miller — Ixia — CFO
I think a couple of things are happening. And you’re right, just generally they have seen some momentum on some of their LTE products. So they did have a good Q1, calendar Q1, which is their fiscal Q2.
One thing that you want to keep an eye on though when you look at some of their P&L and their profitability is that they have been capitalizing some R&D programs. A lot of the expenditures related to those — the spending related to those programs is coming to an end so we won’t be continuing that capitalization but you have to look at that also to see how that impacts their profitability.
But they have definitely taken a leadership position with some of the LTE products and that is really what appeals to us. They have a very — very much like Ixia with a strong gross margin profile.

Atul Bhatnagar — Ixia — President & CEO
Good morning. As you know in our strategy — our strategy got nailed pretty much a year back that Ixia needs to be a converged IP testing leader period. That is where we need to go. We looked deep and wide. We didn’t want to jump quickly. We wanted to look at all the companies (inaudible) a level and I can tell you we have looked at every wireless company in the last 12 months.

What impressed us about Catapult is their conviction around LTE. They are backed long before others back and as a result they have a significant lead and technical lead. Not just marketing or messaging; it’s actually a technical lead and when we did our due diligence that impressed us. And that really was an [impetus] match between the Catapult culture and Ixia’s culture of innovation, technology leadership.
Then I think with Ixia’s aggressive marketing and sales (inaudible) we believe there is a lot of good potential here.

Matt Robison — Wedbush Morgan Securities — Analyst
I apologize if you have already touched on this can you give us a little bit of flavor of geographic orientation and maybe the mix between LTE and some of the more recent 3G technologies like HSPA versus other —?

Atul Bhatnagar — Ixia — President & CEO
While Tom is getting the data I will just say that strategically you are going to see Asia Pacific adopt a lot of 4G technologies. A lot of it is really culturally; a lot of the countries like Japan, Korea, China, they are very much early adopters of mobility and wireless. So I think you will see a lot of momentum in that space building. We see that even as we evaluate various programs and projects which are in motion.
Then you will see I think Europe very closely following the early adoption. I think what is beginning to happen is in the United States also Verizon, for example, has announced very strong LTE support. Because as you evaluate an iPhone, AT&T and the last generation of key applications what is becoming clear is the next generation of users are highly interactive, highly real-time, and very much video savvy. So I am actually pleasantly surprised that the last few months that the adoption or the strategic move towards LTE in North America has also accelerated. I will pass it to Tom.

Tom Miller — Ixia — CFO
Some of the numbers that we have here that we can share with you — as far as technology over the last 12 months over 40% of the orders have been 3G and over 20% LTE, with LTE really ramping up over the last several quarters. And these are booking trends, not revenue recognized.
As far as the geographic breakdown, over the last 12 months the numbers we have would indicate that Japan was in the mid-30% range and the rest of Asia Pac somewhere in the 20%s. So there is a real international exposure with Catapult; more international than the US. The Americas has been in the 20% range roughly over the last 12 months and EMEA somewhere around 20%.

Matt Robison — Wedbush Morgan Securities — Analyst
Do companies like Nokia Siemens and Ericsson tend to have in-house solutions for what these guys do?

Tom Miller — Ixia — CFO
Right, right. So when we look at the market size and the competition one of the biggest competitors would be in-house tools. And it’s a significant part of the market.

Atul Bhatnagar — Ixia — President & CEO
Let me make one comment. I think that in-house tools definitely in some of the companies like Ericsson are alternative. However, all these service providers and all the TEMS are under a lot of pressure to reduce costs. As they go towards next generation end-to-end infrastructure they need to integrate the core, wireless core, and the wireless edge. Generally these are different divisions, different groups and they become — there is a lot of overhead and testing separately different kind of tools and integrating them becomes very difficult.
Ixia’s value proposition is you can go from wireless core, which is extremely IP focused now, to the wireless edge where LTE is playing a key role and have a unified set of tools, reduce your costs, reduce your expenses, and have single, easy-to-use productivity tools. And that is a very strong message we are going to take to these customers. I think the ROI part of this message is going to be one of the very key focal points by Ixia.

Matt Robison — Wedbush Morgan Securities — Analyst
A couple of quick ones and then I will yield. Did you say that LTE really grew in the last three months of bookings, Tom?

Tom Miller — Ixia — CFO
Last few quarters. Last few quarters, they have shown some nice momentum.

Matt Robison — Wedbush Morgan Securities — Analyst
Did you guys take a look at the TEMS division that Ericsson is spinning out, or was that too far afield from IP for you?

Atul Bhatnagar — Ixia — President & CEO
Yes, that is — because we are very focused on the standard-based applicability to all TEMS or telecom manufacturers and service providers, and a lot of these in-house tools tend to be extremely captive in their architecture, very proprietary. And even if you do it, you spend more money just kind of opening it up, whereas I think Catapult like Ixia is very much an open and testing platform which can support many, many customers. And the same thing in the IP world you see as well, large IP networking companies, also a lot of proprietary tools. But what we have found over time, they just don’t have the wherewithal to sustain it. There is not enough ROI on that.

Matt Robison — Wedbush Morgan Securities — Analyst
Is the SS7 business and the legacy protocol business still meaningful to Catapult?

Atul Bhatnagar — Ixia — President & CEO
I would let Tom look at it. My sense is that increasingly, SS7 is yielding to more industry-standard technologies, but I would like Tom to look at the numbers.

Tom Miller — Ixia — CFO
I think SS7 is still the significant piece of the business. I would say right now, the biggest by technology it’s 3G LTE and SS7, are the big technology drivers. But clearly the growth area as we would see it is LTE. There still is a legacy business out there. They have just a wealth of protocols in a lot of different areas, and SS7 is one of them.

Atul Bhatnagar — Ixia — President & CEO
I think one of the points, Matt, I would like to make is we see the same lifecycle we have seen in the IP world happening now in wireless world. In the IP world also, there were a lot of proprietary tools if you look back maybe 8, 9, 10 years. And over time, they have got deconstructed because there is not enough business (technical difficulty) to be investing in large IP tools when you can buy something from Ixia or our competitors on a pretty good set of tools.
I think wireless world is deconstructing towards industry standards. There were a lot of proprietary protocols which are now giving way to IP, Ethernet, LTE, and as more standards get adopted, the more Ixia will accelerate.

Matt Robison — Wedbush Morgan Securities — Analyst

Great.

Operator
Samuel Wilson, JMP Securities.

Samuel Wilson — JMP Securities — Analyst
Good morning, we will try that again. Can you hear me this time?

Tom Miller — Ixia — CFO
Yes, Sam, we can hear you.

Samuel Wilson — JMP Securities — Analyst
Perfect. Congratulations on finding an interesting company. So I have a number of small questions, and I will just sort of throw out and hopefully we can get answered. When did you first start talking to the Company about acquisition?

Atul Bhatnagar — Ixia — President & CEO
Sam, good morning. We started talking to Catapult probably, I would guess, maybe 7, 8 months back. And we do pretty thorough diligence in any company. And you have seen us, we have been talking about looking at things for a while. And the reason for that is that in Ixia, the number one passing criteria is technology, architecture, scalability, performance. So we had pretty good technical discussions and then it just takes time. And then the market went south in Q4 and early Q1, so that slowed us down a little bit, because we want to make sure that we pick the right moment and the right place.

Samuel Wilson — JMP Securities — Analyst
Is it fair to say you’ve have been doing due diligence then effectively for six months?

Atul Bhatnagar — Ixia — President & CEO
I would say yes.

Tom Miller — Ixia — CFO
Off and on, yes.

Atul Bhatnagar — Ixia — President & CEO
Remember, we looked at many, many companies, as I said. We didn’t want to jump by just what we find first. So absolutely this was the best of the breed.

Samuel Wilson — JMP Securities — Analyst
The Company has 21 direct salespeople as of their last report. So I was wondering is the plan then to integrate their sales force together and just sort of add, be accretive to the overall sales force of the Company?

Atul Bhatnagar — Ixia — President & CEO
Good news is that in terms of the sales motion and the customers they have, Ixia has, there is really not much overlap. So we are absolutely looking forward to integrating their salesforce, picking up some of the presence which they have in the wireless world which Ixia did not, and have that one plus one equals three from sales motion point of view.

Samuel Wilson — JMP Securities — Analyst
So that’s a little bit of my next questions. So Alcatel was a 16% customer, NTT Docomo 12% customer, Ericsson 11% customer. Is there overlap in the sense of the economic buyer that with the increased presence at these three NEMs where you are maybe — two NEMs and a carrier — where you’re a little smaller, is there a chance that it can lead to more core Ixia sales into these guys?

Atul Bhatnagar — Ixia — President & CEO
Yes. Overall, you will see — Ixia sells to the IP redeployment side and the wireless division are the focus of Catapult, so they really are distinct divisions and distinct aspects of the Company. Both parts of these — these are large companies — both parts are big buyers. One buys from Ixia, the IP part, one buys on the wireless core part, different division.
I think what it does do now is give us a more strategic end-to-end presence. Because if you look at the service providers and the telecom equipment manufacturers, what is going on now is that the wireless world is increasingly driving a lot of key decisions, because wireline world is shrinking. The ARPU or revenue per user on the wireline side is shrinking. Wireless services is the future.
So all of these service providers are increasingly now trying to combine. And where they have not combined, they’re absolutely looking at some combination because you have to have mobility and fixed communications more and more aligned. So I think this gives us the presence with the decision-makers, presence with the buyers, and a brand name on both sides, a fairly strong brand name.

Samuel Wilson — JMP Securities — Analyst
Got it. Two last questions. Was the bidding — or the acquisition at all, was it competitive? Were there other bidders out there for the Company?

Atul Bhatnagar — Ixia — President & CEO
You know, that is difficult for me to comment. I would say all good things in life have bidders, so I am hoping that this also had the same thing.

Samuel Wilson — JMP Securities — Analyst
Okay. Second, is there a breakup fee?

Tom Miller — Ixia — CFO
Yes, there is.

Samuel Wilson — JMP Securities — Analyst
Is that material?

Tom Miller — Ixia — CFO

It is a few million dollars, yes, but we would hope that we don’t get to that point.

Samuel Wilson — JMP Securities — Analyst
So do I, but I’ve got to ask. Thank you very much and congratulations this morning.

Tom Miller — Ixia — CFO
Thanks, Sam.

Operator
(Operator Instructions) Ajit Pai, Thomas Weisel.

Ajit Pai — Thomas Weisel — Analyst
Catapult had taken a pretty large reserve against its deferred tax assets, I think about $10.2 million. What happens to that once the acquisition is complete? Are you going to be able to reverse it, and do you foresee being able to use those assets in the time that they have left?

Atul Bhatnagar — Ixia — President & CEO
Tom is discussing.

Ajit Pai — Thomas Weisel — Analyst
Okay.

Tom Miller — Ixia — CFO
(multiple speakers) recording similar reserves, though.

Ajit Pai — Thomas Weisel — Analyst
Beg your pardon?

Tom Miller — Ixia — CFO
We will be recording similar reserves as part of the acquisition. So when you look at what they’ve put on their balance sheet, if it is a valid tax reserve, a tax position, we will have the same position or a similar position most likely. And that will go up as part of the purchase accounting entry.

Ajit Pai — Thomas Weisel — Analyst
Got it. But what I am asking is when there is a change in control, is that tax reserve usable at a particular place or is it still usable against a normal tax rate in those jurisdictions?

Tom Miller — Ixia — CFO

If you are talking about some of the NOLs that they might have as we go forward, there are limitations on those. But we should be able to utilize the NOLs over the next few years, so we will get a benefit from that.

Ajit Pai — Thomas Weisel — Analyst
But of the $10.2 million valuation allowance they’ve taken, we don’t know how much of that $10.2 million you would be able to use or not use as yet.

Tom Miller — Ixia — CFO
Well, they’re more than — what I can say this there are more than $5 million in NOLs and credits that we will be able to utilize.

Ajit Pai — Thomas Weisel — Analyst
Got it. Just looking at the customers, I think you folks and Catapult have historically been selling into different parts of the same organizations. Recently, with some of their wireless products, have you actually penetrated some of Catapult’s customer base, the same folks that are buying from both sides, and how has that been going?

Atul Bhatnagar — Ixia — President & CEO
Ajit, we sell to little different parts. If you look at NTT or Alcatel or these large companies, we sell to different parts because we are very focused on the wireline IP core side of things, and they are focused on the wireless part. So generally, we have not overlapped much with Catapult in our go-to-market.

Ajit Pai — Thomas Weisel — Analyst
Got it. So when you are looking at synergies, just given how complementary your networks are, would it be fair to assume that on the cost side that on G&A you might have about 35% synergies, and then the synergies on the rest of it would be fairly modest, maybe only 20%, and sales and marketing just the opposite, etc.?

Tom Miller — Ixia — CFO
I think without committing to those percentages, I think you are right that as we said in the prepared remarks that there will be some synergies on the operating expense side, on the G&A, the legal, the accounting HR side. So we expect to get $3 million to $5 million in synergies on an annual basis, and we expect that the transaction will be accretive. But we don’t really want to get into the details. It is a little early to talk about that and how things will work, but we expect to be accretive by the fourth quarter.

Ajit Pai — Thomas Weisel — Analyst
Got it. Then have you discussed, since you have announced the acquisition or even prior to that, have you had any discussions with other shareholders about their appetite for this transaction?

Tom Miller — Ixia — CFO
We have had several conversations, not this particular one. We have never really gone out and talked about specific targets or candidates that we are going after. We have talked about spaces and directions that we want to go in, and generally it has been well-received by — you are talking about our investors and our shareholder base.

Ajit Pai — Thomas Weisel — Analyst

Yes.

Tom Miller — Ixia — CFO
Obviously, people would like to see us make good investments, the right investments, and execute properly and grow. They have been very supportive, but we don’t generally talk about specific (multiple speakers).

Ajit Pai — Thomas Weisel — Analyst
What about for Catapult, about their investor base outside of the top two shareholders? Have they gotten or have you gotten any indication of any interest from the other institutional shareholders that they have?

Tom Miller — Ixia — CFO
No, that would be a little premature. We do share some common shareholders, but we haven’t gone out and talked to their shareholders (multiple speakers).

Ajit Pai — Thomas Weisel — Analyst
So there’s been no indications then.

Tom Miller — Ixia — CFO
No.

Ajit Pai — Thomas Weisel — Analyst
Okay, thank you so much.

Operator
At this time, we have no further questions.

Atul Bhatnagar — Ixia — President & CEO
Again, we thank you for being on the call today, and I appreciate your support. We look forward to updating you on our progress in the coming months. Thank you.

Operator
Thank you, ladies and gentlemen. This concludes today’s conference. Thank you for participating. You may now disconnect.

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